AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

29 January 2003

03FEB26 AM 7:21

03007059

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 28 January 2003, Re: Proposed disposal by Henrietta Rubber Estate Limited of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, District of Kinta, Perak Darul Ridzuan for a cash consideration of approximately RM27.93 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Submitted by **OT_OSK SECURITIES** on **28/01/2003 05:07:46 PM**

Reference No **OS-030127-51747**

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Joseph Soo/Leona Ng**
* Designation	:	**Senior Manager/Assistant Manager**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED DISPOSAL BY HENRIETTA RUBBER ESTATE LIMITED ("HENRIETTA" OR THE "VENDOR") OF 900.87 ACRES OF FREEHOLD AGRICULTURAL LAND IN THE TANJUNG RAMBUTAN ESTATE WITHIN THE TOWN BOUNDARY OF TANJUNG RAMBUTAN AND THE MUKIM OF HULU KINTA, DISTRICT OF KINTA, PERAK DARUL RIDZUAN ("LAND") FOR A CASH CONSIDERATION OF APPROXIMATELY RM27.93 MILLION ("PROPOSED DISPOSAL")

* **Contents :-**

We refer to our earlier announcements dated 27 August 2002 and 8 November 2002 in respect of the above matter.

On behalf of the Board of Directors of Amsteel Corporation Berhad, OSK Securities Berhad wishes to announce that Henrietta has received the consents of all the seven (7) purchasers for the Land to extend the completion of the Proposed Disposal for a further two (2) months to 30 April 2003.

This announcement is dated 28 January 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

7 February 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

03 FEB 26 AM 7:21

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 5 February 2003, Re : Lion Corporation Berhad ("LCB"), Lion Land Berhad ("LLB") and Amsteel Corporation Berhad ("ACB") - Proposed Corporate and Debt Restructuring Exercises; and

b) General Announcement dated 6 February 2003, Re : Amsteel Corporation Berhad ("ACB"), Angkasa Marketing Berhad ("AMB"), Lion Corporation Berhad ("LCB") and Lion Land Berhad ("LLB") - Proposed Corporate and Debt Restructuring Exercises.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

4

Form Version 2.0

General Announcement

Reference No MM-030205-8B7E9

Submitting Merchant Bank (if applicable)	:	**RHB Sakura Merchant Bankers Berhad**
Submitting Secretarial Firm Name (if applicable)	:	-
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Kenneth Chow**
* Designation	:	**General Manager, Corporate Finance**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION CORPORATION BERHAD ("LCB")
LION LAND BERHAD ("LLB")
AMSTEEL CORPORATION BERHAD ("ACB")
PROPOSED CORPORATE AND DEBT RESTRUCTURING EXERCISES

* **Contents :-**

LCB and LLB submitted a joint application to the Securities Commission ("SC") to seek waivers of the following general offer obligations that may be triggered pursuant to the proposed corporate and debt restructuring exercises for the LCB, LLB, ACB and Angkasa Marketing Berhad group of companies (collectively referred to as the "Lion Group") ("Proposed GWRS");

(i) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem and LCB) to the control of LLB and ACB respectively, under Practice note 2.9.7 of the Malaysian Code on Take-overs and Mergers 1998 ("Code"), from the obligations to undertake mandatory general offers for all remaining LLB Shares and ACB Shares not already owned by them upon completion of the Proposed GWRS;

(ii) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem) to the control of LCB, under Practice Note 2.9.7 of the Code, from the obligation to undertake a mandatory general offer for all remaining LCB Shares not already owned by them upon completion of the Proposed GWRS; and

(iii) proposed waivers to the parties acting in concert with each other (which includes, *inter-alia*, Tan Sri William Cheng Heng Jem and LLB) to the control of Chocolate Products (Malaysia) Berhad ("CPB") and Posim Berhad ("Posim") respectively, under Practice Note 2.9.7 of the Code, from the obligations to undertake mandatory general offers for all remaining CPB Shares and Posim Shares not already owned by them upon completion of the Proposed GWRS

(collectively, "Proposed Waivers").

In the Circular to shareholders issued by LCB, LLB and ACB dated 9 January 2003, it was stated that the Proposed GWRS would only proceed to completion if, *inter-alia*, the Proposed Waivers are granted.

- The SC has, *vide* its letter dated 31 January 2003, determined that the Proposed GWRS would not give rise to any mandatory general offer obligations for the remaining LLB Shares, ACB Shares, LCB Shares, CPB Shares and Posim Shares on the part of Tan Sri William Cheng Heng Jem and the parties acting in concert with him, as the Proposed GWRS would not result in a change in control in the aforementioned companies and the Proposed GWRS is intended to restore the financial position of these companies.

This announcement is dated 5 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

-

Form Version 2.0

General Announcement

Reference No **AA-030206-60336**

Submitting Merchant Bank (if applicable) :

Submitting Secretarial Firm Name (if applicable) :

* Company name : **AMSTEEL CORPORATION BERHAD**

* Stock name : **AMSTEEL**

* Stock code : **2712**

* Contact person : **CHAN POH LAN**

* Designation : **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Amsteel Corporation Berhad ("ACB")
Angkasa Marketing Berhad ("AMB")
Lion Corporation Berhad ("LCB")
Lion Land Berhad ("LLB")
- Proposed Corporate And Debt Restructuring Exercises

* **Contents :-**

On 30 January 2003, the Board of Directors of ACB, AMB, LCB and LLB (collectively "the Lion Group") had collectively announced, *inter alia*, that the High Court of Malaya has granted an order pursuant to Section 176(3) of the Companies Act, 1965 sanctioning the proposed schemes of arrangement of the Lion Group and Amsteel Mills Sdn Bhd (a 99.9% owned subsidiary ofLLB) with their respective scheme creditors and also the proposed scheme of arrangement between Silverstone Berhad ("Silverstone") (a 52.27% owned subsidiary of ACB) and its shareholders to reorganise the share capital of Silverstone to facilitate the proposed acquisition by AMB of 100% equity interest in Silverstone ("Court Order").

The Company announces that the Court Order has been lodged with the Companies Commission of Malaysia on 6 February 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

6 FEB 2003